UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022, or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to

Commission File Number 1-3754
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALLY FINANCIAL INC. EMPLOYEE STOCK PURCHASE PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ALLY FINANCIAL INC.
Ally Detroit Center
500 Woodward Avenue, Floor 10
Detroit, Michigan 48226

Index
Ally Financial Inc. • Employee Stock Purchase Plan

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Financial Condition as of December 31, 2022 and 2021	2
Statements of Income and Changes in Plan Equity for Each of the Three Years in the Period Ended December 31, 2022	3
Notes to Financial Statements	4-5
Signature	6
Exhibit:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Ally Financial Inc. • Employee Stock Purchase Plan
To the Plan Participants and Plan Administrator of
Ally Financial Inc. Employee Stock Purchase Plan
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of Ally Financial Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of income and changes in plan equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2022 and 2021, and the income and changes in plan equity for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

March 27, 2023
We have served as the auditor of the Plan since 2022.

Statements of Financial Condition
Ally Financial Inc. • Employee Stock Purchase Plan

December 31,	2022	2021
Assets
Plan cash held by Ally Financial Inc.	$3,781,281	$3,157,950
Total assets	$3,781,281	$3,157,950
Liabilities and plan equity
Payable to participants	$3,781,281	$3,157,950
Plan equity	—	—
Total liabilities and plan equity	$3,781,281	$3,157,950
Refer to accompanying notes.

Statements of Income and Changes in Plan Equity
Ally Financial Inc. • Employee Stock Purchase Plan

Year ended December 31,	2022	2021	2020
Additions
Employee contributions, net of withdrawals	$26,637,304	$22,067,977	$18,905,220
Prior year payable to participants	3,157,950	3,485,887	2,708,494
Total additions	29,795,254	25,553,864	21,613,714
Deductions
Cost of shares purchased	26,013,973	22,395,914	18,127,828
Payable to participants	3,781,281	3,157,950	3,485,887
Total deductions	29,795,254	25,553,864	21,613,715
Changes in plan equity	—	—	—
Plan equity, beginning of year	—	—	—
Plan equity, end of year	$—	$—	$—
Refer to accompanying notes.

Notes to Financial Statements
Ally Financial Inc. • Employee Stock Purchase Plan

Note 1 — Description of the plan and accounting policies
Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.
General
The following description of the Ally Financial Inc. Employee Stock Purchase Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In the event there is a conflict between the Plan document and other Plan materials, the provisions of the Plan document prevail.
The Plan is intended to provide eligible employees of Ally Financial Inc. (“Ally” or the “Company”) who wish to become shareholders of the Company a convenient method of doing so. The Plan is available to any active employee in the U.S. or Canada who has completed at least 30 days of service with the Company as of the first day of the offering period.
Plan Administration
The Plan is intended to qualify for standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions
Plan participants (“Participants”) may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock (“Shares”). Participant contributions are recorded in the period that the Participants’ payroll deductions are made. Participant contributions are not subject to vesting and are therefore fully vested at all times. The Plan’s cash is maintained by the Company on behalf of the Plan.
Share Purchases
Participants may elect to purchase Shares at the lesser of 85% of the closing price reported on the exchange where the Shares are traded (“Fair Market Value”) on the last business day of each six-month offering period or the Fair Market Value on the first business day of the six-month offering period. The Plan operates with separate consecutive offering periods ending May 15th and November 15th, with offering dates of May 16th and November 16th, respectively. Shares are recorded as purchased on the trade date, which is the last business day of each offering period. Once Shares are settled in the subsequent period, they are distributed to each Participant’s account by the stock transfer agent.
Participants purchased 960,173, 682,649, and 1,399,400 Shares through the Plan during the years ended December 31, 2022, 2021, and 2020, respectively. Within the year ended December 31, 2021, due to stock price volatility driven by the global pandemic, Ally exhausted the shares available for purchase under the Plan during its offering period ending May 14th. Ally returned 4% of the employees’ contributions related to this offering period. In May 2022, Ally’s shareholders approved 7,000,000 additional shares under the Plan. As of December 31, 2022, 5,759,703 Shares were reserved for future issuance under the Plan. The maximum number of Shares that may be offered under the Plan is 7,402,525 Shares.
Withdrawals
If a Participant elects to withdraw from the Plan at any time prior to the last business day one month prior to the end of a six-month offering period, or if a Participant’s employment has been terminated at any time, the Plan refunds any amounts withheld during that period, plus any carryover amount from the previous period, back to the Participant. All such amounts are included in employee contributions, net of withdrawals on the Statements of Income and Changes in Plan Equity. Refunds resulting from Participant withdrawals and terminations from the Plan were not significant during any of the periods presented.
Payable to Participants
Payable to participants represents cash in Participant accounts that was contributed to the Plan and awaiting purchase at the end of the six-month offering period.
Limitations
Participants may not make contributions to the Plan exceeding 10% of the compensation received each pay day during the offering period. Additionally, Participants are prohibited from purchasing Shares with an aggregate Fair Market Value in excess of $25,000 for each calendar year in which such purchase right is both outstanding and exercisable.

Notes to Financial Statements
Ally Financial Inc. • Employee Stock Purchase Plan
Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company’s stock are not permitted to purchase Shares under the Plan.
Administrative Expenses
All Plan administrative expenses are paid by the Company and are not reflected in the accompanying financial statements.
Termination
The Plan shall terminate at the earliest of the following:
• May 4, 2031;
• the date Ally’s Board of Directors terminates the Plan; or
• the date all purchase rights are exercised in connection with a dissolution or liquidation or change in control (as defined under the Plan).

Signature
Ally Financial Inc. • Employee Stock Purchase Plan
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ally Financial Inc. Employee Stock Purchase Plan

/S/ Michael Wendt
Michael Wendt Executive Director, Human Resources March 27, 2023